COMPLIANCE SERVICES AGREEMENT

AGREEMENT dated as of December 1, 2018 (the “Effective Date”) between Tidal ETF Trust (the “Trust”), a Delaware statutory trust, Cipperman Compliance Services, LLC (“CCS”), a Pennsylvania limited liability company, and Toroso Investments, LLC (“Toroso”), the investment adviser to the Trust (solely with respect to Article II and Section V.E. of Exhibit C only).

WHEREAS, the Trust is an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, shares of beneficial interest in the Trust are divided into separate series, the first of which will be the Aware Ultra-Short Duration Enhanced Income ETF (“AWTM” or the “Fund”; together with any series which may be established in the future, the “Funds”);

WHEREAS, each Fund is managed and/or advised by Toroso Investments, LLC or an affiliate thereof (the “Adviser”), and AWTM is sub-advised by Aware Asset Management, Inc. (“Sub-Adviser”; together with future sub-advisers, the “Sub-Advisers”);

WHEREAS, the Board of Trustees of the Trust (the “Board”) is required to implement a compliance program pursuant to Rule 38a-1 (“Rule 38a-1”) of the 1940 Act including the designation of a chief compliance officer (the “CCO”);

WHEREAS, the Trust wishes to engage CCS to provide certain compliance services on behalf of the Trust;

WHEREAS, CCS wishes to provide such services to the Trust under the conditions set forth below;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement, the Fund and CCS agree to the Terms and Conditions described in Exhibits A-D, and Toroso agrees to the Terms and Conditions described in Article II and Section V.E.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

TIDAL ETF TRUST

By/s/ Eric W. Falkeis
     Name:  Eric W. Falkeis
     Title: CEO

CIPPERMAN COMPLIANCE SERVICES, LLC

By /s/ Todd Cipperman
     Name: Todd Cipperman
     Title: Managing Member

TOROSO INVESTMENTS, LLC
(with respect to Article II and Section V.E. of Exhibit C only)

By /s/ Dan Carlson
     Name:  Dan Carlson
     Title: CFO

Exhibit A

Services

Base Services (included in monthly fee):

1.
Chief Compliance Officer.  We will designate a member of our staff (acceptable to the Board) to serve as Chief Compliance Officer pursuant to Rule 38a-1.  The CCO will be responsible for administering the Trust’s policies and procedures, reporting to the Board, providing the annual written compliance report, and any other matters required of a CCO under the Investment Company Act.

2.
Policies and Procedures.  We will proactively maintain and update the Trust’s compliance manual to reflect regulatory changes and changes to the Trust’s business.  We will draft all policies and work with management and the Board to include all recommended revisions and changes.  We will monitor the industry and regulatory developments and recommend changes to policies and procedures as appropriate.

3.
Certifications.   We will ensure that all relevant personnel and service providers receive and understand the compliance policies and procedures, obtain certifications with respect thereto, and obtain quarterly compliance certifications.

4.
Annual Review.  We will conduct the annual review of the adequacy and effectiveness of the policies and procedures of the Trust and the relevant service providers.  Pursuant to Rule 38a-1(a)(4)(iii), the annual report will address (A) the operation of the policies and procedures of the fund and each investment adviser, principal underwriter, administrator, and transfer agent of the fund, any material changes made to those policies and procedures since the date of the last report, and any material changes to the policies and procedures recommended as a result of the annual review…; and (B) each Material Compliance Matter (as defined in Rule 38a-1(e)(2)) that occurred since the date of the last report.  The review will include a review of the policies and procedures, interviews of key personnel, obtaining certifications, conducting rolling site visits of service providers, reviewing internal and/or third party compliance and internal control reports, reviewing cited regulatory deficiencies and/or exam results, noting observed risks, and testing implementation.  We will provide a detailed written report of our findings to the Board.

5.	Compliance Calendar. We will create, implement, and follow a detailed compliance calendar and project plan to ensure the timely completion of all compliance activities by all relevant parties.

6.	Advice, Guidance, and Support. We will provide unlimited real-time advice and guidance to management or the Board with respect to any compliance and regulatory question (up to 24 hours per year).

7.
Board Reporting.  A representative from CCS will attend all Board meetings and report material compliance issues to the Board.  We will also review certifications of various service providers and make a series of written compliance certifications.

8.
On-Site Due Diligence.  We will conduct an onsite due diligence review of the operations of each Adviser and Sub-Adviser at least once every 24 months and conduct a phone due diligence for the interim fiscal years.

9.
Code of Ethics and Insider Trading.  We will utilize our proprietary technology and process to manage all Code of Ethics and Insider Trading activities including pre-clearance and reviews of trading (up to 10 Access Persons).

10.
Regulatory Exams.  We will provide support related to responding to regulatory exams conducted by the SEC (24 hours).  This will include assembling materials in response to requests, interfacing with the exam staff, and preparing a written response to deficiencies.

11.	Training. We will offer training sessions (up to 6 hours per year) on topics and to personnel designated by management or the Board.

Additional Services (not included in monthly fee):

-	Implementing operational procedures;
-	Training other than as described in Base Services;
-	Assisting with licensing requirements for individuals;
-	Conducting email reviews;
-	Responding to regulatory examinations in excess of the hours described in Base Services;
-	Responding to client inquiries or RFPs;
-	Reviewing fund marketing materials;
-	Providing regulatory advice and responding to internal inquiries examinations in excess of the hours described in Base Services;
-	Utilizing third party technology (including manual) to manage the Code of Ethics processes;
-	A compliance review required within 6 months of the Effective Date;
-	Conducting initial reviews of Adviser or Sub-Advisers for Board approval;
-	Providing compliance services to affiliates;
-	Providing compliance services with respect to other jurisdictions, statutes, or regulations, other than as described herein;
-	Providing services before or after the Term hereof;
-	Providing services with respect to additional Funds or Sub-Advisers;
-	Providing services not described above under “Base Services;” and
-	Providing other compliance services as reasonably requested.

Exhibit B

Fees and Term

[REDACTED]

Exhibit D

Addenda:

Article II shall be amended such that the Adviser shall be primarily responsible for the payment of all fees hereunder, provided, however, that the Trust shall be jointly and severally liable for the payment of fees.

Section V.E. shall be amended such that the Adviser shall be primarily responsible for the payment of all expenses hereunder, provided, however, that the Trust shall be jointly and severally liable for the payment of expenses.

Article XI shall be amended by requiring notice to the Adviser in addition to the Trust.

Internal Compliance Officer:  Dan Carlson

Address for Notices:

Toroso Investments, LLC
898 North Broadway, Suite 2
Massapequa, New York 11758